Exhibit (a)(1).
                                                               Offer to Exchange

                        SUN INTERNATIONAL HOTELS LIMITED
                   Coral Towers, Paradise Island, The Bahamas

    OFFER TO EXCHANGE NEW OPTIONS FOR OUTSTANDING OPTIONS HAVING AN EXERCISE
                       PRICE OF AT LEAST $32.00 PER SHARE

               THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M
          EASTERN TIME, ON JUNE 24, 2002, UNLESS WE EXTEND THE OFFER.

We are offering certain employees and members of our board of directors the opportunity to exchange all outstanding stock options to purchase our Ordinary Shares which have an exercise price of at least $32.00 per share (the "eligible options") for a reduced number of new options (the "replacement options") that we will grant under our Stock Option Plan (the "1995 Plan"), our 1997 Stock Option Plan, as amended (the "1997 Plan") or our 2000 Stock Option Plan (the "2000 Option Plan"). The 1995 Plan, the 1997 and the 2000 Plan are herein referred to as the "Option Plans," as applicable. If you wish to accept this offer, you must also exchange all of the options that were granted to you after November 22, 2001, regardless of whether those options have an exercise price of $32.00 or more. The term "eligible options" also includes, where applicable, the options that you would also be required to exchange because it was granted after November 22, 2001. Assuming the offer expires on June 24, 2002, each replacement option will be granted no earlier than December 26, 2002, which is the first business day that is at least six months and one day after the scheduled expiration of this offer, and no later than January 16, 2003, which is the fifteenth business day thereafter.

We are making this offer upon the terms and subject to the conditions described in this "offer to exchange" and in the related election form and cover letter and attached summary of terms (which together, as they may be amended from time to time, constitute the "offer"). This offer is not conditioned upon a minimum number of options being exchanged, but is subject to conditions that we describe in section 6 of this offer to exchange.

If you decide to exchange options as described in the offer, and if we accept the tender of your options, we will grant you replacement options equal to 75% of the number of eligible options you surrender for cancellation. This means that for every four shares represented by options that you exchange, you will receive replacement options for three shares. The replacement options will be granted under the same Option Plan as the eligible option which it is replacing. The exercise price of the replacement options will be equal to the fair market value of our Ordinary Shares on the replacement option grant date, which will not be earlier than December 26, 2002. Except for the number of underlying shares and the exercise price, the replacement options will have terms and conditions that are substantially the same as the eligible options that you decide to tender for exchange.

Although our board of directors has approved this offer, neither we nor our board of directors makes any recommendation as to whether or not you should tender your eligible options for exchange. You must make your own decision whether to tender your eligible options.

Our Ordinary Shares are traded on the New York Stock Exchange under the symbol "SIH." On May 23, 2002, the closing price of our Ordinary Shares on the New York Stock Exchange composite tape was $28.00 per share. We recommend that you obtain current market quotations for our Ordinary Shares before deciding whether or not to exchange your options.

You should direct questions about this offer or requests for assistance or for additional copies of the offer to exchange, the election form or the cover letter with the summary of terms to the persons identified on page 5 of this offer to exchange.

                                    IMPORTANT

If you wish to accept this offer, you must complete and sign the election form and return it in accordance with its instructions before 5 p.m., Eastern Time, on June 24, 2002. You do not need to return the stock option agreements reflecting your eligible options that you wish to surrender for cancellation in order to effectively elect to accept this offer. However, if at a later time we request you to return you stock option agreements, you will be required to promptly return your applicable stock option agreements at such time.

If you do not timely complete, sign and return the election form in accordance with the instructions, you will be treated as if you had rejected the offer. In that event, your eligible options will remain in effect on their current terms, and no replacement options will be issued to you.

We do not know whether the replacement options will have a lower exercise price than your eligible options. However, we believe that the offer may create a better chance for some option holders to obtain value from their options and our stock option program. We recognize that the decision to accept or reject the offer is an individual one which should be based on your own personal circumstances as well as your own assessment of general, industry and company specific facts and conditions. We urge you to consult your personal advisors concerning your decision.

We are not making this offer to, and we will not accept any options from, holders in any jurisdiction in which we believe this offer would not comply with the laws of such jurisdiction. However, we may, at our discretion, take any actions necessary for us to make this offer to option holders in any such jurisdiction. We have not authorized any person to make any recommendation on our behalf as to whether or not you should exchange your options pursuant to this offer. We have not authorized anyone to give you any information or to make any representation in connection with this offer other than the information and representations contained in this document, the election form, the accompanying cover letter with the attached summary of terms and our tender offer statement on Schedule TO. If anyone makes any recommendation or representation to you or gives you any information, you must not rely on that recommendation, representation or information as having been authorized by us.


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                                TABLE OF CONTENTS

                                                                                                          Page
                                                                                                          ----
SUMMARY TERM SHEET ......................................................................................   4

THE OFFER ...............................................................................................   9

1.  NUMBER OF OPTIONS; EXPIRATION DATE ..................................................................   9

2.  PURPOSE OF THE OFFER ................................................................................  10

3.  PROCEDURES ..........................................................................................  10

4.  CHANGE IN ELECTION ..................................................................................  11

5.  ACCEPTANCE OF OPTIONS FOR EXCHANGE AND CANCELLATION AND ISSUANCE OF REPLACEMENT OPTIONS .............  11

6.  CONDITIONS OF THE OFFER .............................................................................  12

7.  PRICE RANGE OF ORDINARY SHARES ......................................................................  13

8.  SOURCE AND AMOUNT OF CONSIDERATION; TERMS OF REPLACEMENT OPTIONS ....................................  13

9.  INFORMATION ABOUT SUN INTERNATIONAL HOTELS LIMITED ..................................................  15

10. INTERESTS OF DIRECTORS AND OFFICERS; TRANSACTIONS AND ARRANGEMENTS ABOUT THE OPTIONS ................  24

11. STATUS OF OPTIONS ACQUIRED BY US IN THE OFFER; ACCOUNTING CONSEQUENCES OF THE OFFER .................  24

12. LEGAL MATTERS; REGULATORY APPROVALS .................................................................  24

13. MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES .......................................................  25

14. EXTENSION OF OFFER; TERMINATION; AMENDMENT ..........................................................  25

15. FEES AND EXPENSES ...................................................................................  26

16. ADDITIONAL INFORMATION ..............................................................................  26

17. FORWARD LOOKING STATEMENTS; MISCELLANEOUS ...........................................................  27

SCHEDULE A--Information About the Directors and Executive Officers of Sun International Hotels Limited ..  A-1


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                               SUMMARY TERM SHEET

The following are answers to some of the questions that you may have about this offer. We urge you to carefully read the remainder of this offer to exchange and the accompanying election form and cover letter with attached summary of terms because the information in this summary is not complete. We have included references to the relevant sections of this offer to exchange where you can find a more complete description of the topics in this summary.

             GENERAL DISCUSSION OF THE STOCK OPTION EXCHANGE PROGRAM

Q1. WHAT IS THE STOCK OPTION EXCHANGE PROGRAM?

Our stock option exchange program (which we also call the offer) is a voluntary program permitting certain employees and directors to cancel stock options having an exercise price of at least $32.00 per share that are outstanding under the Option Plans and exchange them for replacement options covering 75% of the shares represented by the options exchanged. (Section 1)

Q2. WHY ARE WE MAKING THE OFFER?

We are making the offer because a considerable number of employees and directors have stock options, whether or not they are currently exercisable, with exercise prices that are significantly above current and recent market prices for our Ordinary Shares. This program is voluntary and will allow optionees to choose whether to keep their current stock options at their current exercise price, or to cancel options having an exercise price of at least $32.00 per share in exchange for replacement options for 75% of the shares represented by the options exchanged. By making this offer to exchange outstanding options for replacement options that may have a lower exercise price, we intend to provide such optionees with the benefit of owning options that over time may have a greater potential to increase in value, create better performance incentives and maximize stockholder value. (Section 2)

Q3. WHICH OPTIONS CAN YOU TENDER FOR EXCHANGE?

You may exchange any stock option that was originally granted under our Option Plans, that have an exercise price of at least $32.00 per share. If you choose to participate in the stock option program by tendering some or all of your eligible options, you must also exchange all stock options granted to you on or after November 22, 2001 whether or not those options have an exercise price of at least $32.00 per share. Also, if you want to tender any portion of a particular stock option grant, you must tender all stock options outstanding under that grant (whether or not vested). (Section 1)

Q4. ARE THERE CONDITIONS TO THE OFFER?

The offer is subject to a number of conditions, including the conditions described in Section 6. However, the offer is not conditioned on a minimum number of option holders accepting the offer or a minimum number of options being exchanged. (Section 6)

Q5. WHO CAN PARTICIPATE IN THE EXCHANGE?

You must be an active employee of Sun International Hotels Limited or one of our subsidiaries or a member of our board of directors on June 24, 2002 (or such later date as the offer expires). (Section 1)

If you are not an employee or a director on the expiration of the offer, you will not be eligible to exchange any eligible options, and any election you may have made will not be valid. If your active employment is terminated prior to the expiration of the offer and there is no other agreement that would maintain your status as an eligible employee, you will fall into this category.


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                 THE BASICS OF THE STOCK OPTION EXCHANGE PROGRAM

Q6. HOW DOES THE OFFER WORK?

On or before the expiration of the offer, you may decide to exchange any one or all of your eligible options, provided that if you were granted any options after November 22, 2001, and you wish to participate in the offer, you must exchange all options you were granted after November 22, 2001. After carefully reviewing the offer, you should complete and sign the election form in accordance with its instructions. Properly tendered eligible options will be cancelled on the expiration date of the offer. (Section 3)

Q7. WHAT IF YOUR ELIGIBLE OPTIONS ARE NOT CURRENTLY VESTED? CAN YOU EXCHANGE
THEM?

Yes. Your eligible options do not need to be vested in order for you to participate in the offer. (Section 1)

Q8. IF YOU HAVE MORE THAN ONE ELIGIBLE OPTION, DO YOU HAVE TO EXCHANGE ALL OF THEM IN ORDER TO PARTICIPATE?

Not necessarily. If you have more than one eligible option, then you may exchange any or all of them. However, if you want to tender any portion of a particular stock option grant, you must tender all stock options outstanding under that grant. IN ALL CASES, IF YOU EXCHANGE ANY OF YOUR ELIGIBLE OPTIONS, YOU MUST EXCHANGE ALL OF YOUR OPTIONS GRANTED AFTER NOVEMBER 22, 2001. (Section
1)

Q9. HOW MANY REPLACEMENT OPTIONS WILL YOU RECEIVE?

Each replacement option will be exercisable for 75% of the shares represented by the options exchanged pursuant to this offer. This means that for every four shares represented by options that you exchange, you will receive replacement options for three shares. In addition, the number of shares covered by your replacement options will be adjusted for any stock splits, stock dividends, recapitalizations or similar transactions that may occur between the expiration date and the date your replacement options are granted. (Section 1)

Q10. WHEN WILL YOU RECEIVE YOUR REPLACEMENT OPTIONS?

We will not grant the replacement options until the first business day that is at least six months and one day after the expiration of the offer. Assuming the offer expires on June 24, 2002, the replacement options will be granted no earlier than December 26, 2002 and no later than January 16, 2003. The Executive Compensation Committee of our board of directors will select the actual grant date for the new options. (Section 5)

Q11. WHY WON'T YOU RECEIVE YOUR REPLACEMENT OPTIONS IMMEDIATELY?

If we were to grant your replacement options on any date that is earlier than six months and one day after the expiration date of the offer, we would be subject to onerous accounting charges. We would be required for financial reporting purposes to treat the replacement options as variable awards. This means that we would be required to record the non-cash accounting impact of decreases and increases in the company's share price as a compensation expense for the replacement options issued under this offer. We would have to continue this variable accounting for these replacement options until they were all exercised, cancelled or terminated. The higher the trading value of our shares, the greater the compensation expense we would have to record. By deferring the grant of the replacement options for six months and one day, we believe we will not have to treat the replacement options as variable awards. (Section 11)


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        VESTING; EXERCISE PRICE; TERM AND NUMBER OF REPLACEMENT OPTIONS

Q12. WHAT IS THE VESTING PERIOD OF THE REPLACEMENT OPTIONS?

Each replacement option will have the same vesting schedule as the eligible option it replaces. For example, if your tendered options vest in five equal installments in August 2001, 2002, 2003, 2004 and 2005, your replacement options will have the same vesting schedule. This also means that, except as set forth in the next sentence, the number of shares under the new options that will be fully vested and immediately exercisable on the date of the new grant will equal:

      o the number of shares under the options validly tendered for exchange which were already vested in accordance with their original terms multiplied by the exchange ratio of 75%, plus

      o the number of shares under the tendered options which would have vested in accordance with their original terms during the period between their tender and the date when the new options are granted multiplied by the exchange ratio of 75%. . (Section 8)

Q13. WHAT IS THE EXERCISE PRICE OF THE REPLACEMENT OPTIONS?

Each replacement option will have an exercise price equal to the fair market value for our Ordinary Shares on the date the replacement option is granted. The replacement options may have a lower or higher exercise price than the eligible options you exchange. Therefore, we recommend that, as part of your decision-making process, you obtain current market quotations for our Ordinary Shares before deciding whether or not to exchange your eligible options. (Section 8)

Q14. WHEN WILL THE REPLACEMENT OPTIONS EXPIRE?

Each replacement option will continue for the remaining term of the related cancelled option it replaces. For example, if your cancelled options were scheduled to expire in August 2010, your replacement options will expire in August 2010. (Section 8)

Q15. WHAT HAPPENS IF YOU CEASE TO BE AN EMPLOYEE OR A DIRECTOR AFTER THE DATE THAT YOUR ELIGIBLE OPTIONS ARE CANCELLED AND BEFORE THE GRANT OF REPLACEMENT OPTIONS?

The replacement options would be granted to you, but unless there is an agreement with you that provides otherwise, those options would expire 45 days after the date they are granted and no additional vesting would occur from the date you ceased to be an employee or director. (Section 1)

Q16. WHAT IF WE ENTER INTO OR ARE THE SUBJECT OF A MERGER OR OTHER SIMILAR TRANSACTION?

After your existing eligible options are cancelled but prior to the grant of the new options, it is possible that we may effect or enter into or become the subject of a merger, a sale or other similar transaction in which we will not be the surviving company. In this case no new options will be granted and we would consult with the acquiring company, with a view to proposing to grant new options or offering reasonably equivalent compensation. However, in the event of such a merger or similar transaction, we cannot assure you that you will receive any new options or reasonably equivalent compensation in return for eligible options that will have been cancelled. We do not anticipate to effect such a merger or similar transaction at the date of this document, although we cannot assure you that we will not do so. (Section 8)

You should be aware that these types of transactions could have substantial effects on our share price, including potentially a substantial appreciation in the price of our Ordinary Shares. Depending on the structure of this type of transaction, eligible employees who have renounced their right to the benefit of their eligible options might be deprived of any further price appreciation in the Ordinary Shares associated with the new options. In addition, in the event of an acquisition of our company for stock, eligible employees who have renounced their right to the benefit of their eligible options might receive options to subscribe to or purchase shares of a different issuer. (Section 8)

Q17. HOW MANY REPLACEMENT OPTIONS WILL YOU RECEIVE?

You will receive three replacement options for each four eligible options you submit for exchange and which are accepted by us in the offer. (Section 1)

                    DURATION OF THE OFFER; WITHDRAWAL RIGHTS

Q18. WHEN DOES THE OFFER EXPIRE? CAN THE OFFER BE EXTENDED, AND IF SO, HOW WILL YOU KNOW IF IT IS EXTENDED?

The offer expires on June 24, 2002, at 5 p.m., Eastern Time, unless we extend it. Although we do not currently intend to do so, we may, in our discretion, extend the offer at any time. If we extend the offer, we will announce the extension no later than 9 a.m., Eastern Time, on June 25, 2002. (Section 14)

Q19. DURING WHAT PERIOD OF TIME MAY YOU CHANGE YOUR PREVIOUS ELECTION?

You may change your previous election at any time before 5 p.m., Eastern Time, on June 24, 2002. If we extend the offer beyond that time, you may change your previous election at any time until the extended expiration of the offer. To change your election, you must deliver a change of election form before the offer expires. You may change your election more than once. (Section 4)

                               TAX CONSIDERATIONS

Q20. WILL YOU HAVE TO PAY TAXES IF YOU EXCHANGE YOUR OPTIONS IN THE OFFER?

If you accept the offer, you will not recognize income for U.S. federal income tax purposes at the time of the exchange or at the time we grant replacement options to you. We recommend that you consult with your own tax advisor to determine the tax consequences of accepting the offer. If you are an employee based outside of the United States, we recommend that you consult with your own tax advisor to determine the tax and social contribution consequences of this transaction under the laws of the country in which you live and work. (Section
13)

                                   NEXT STEPS

Q21. WHAT DO YOU NEED TO DO NOW?

If you decide to accept the offer, you need to complete the election form, sign the election form, and deliver it pursuant to the instructions in the election form before 5 p.m., Eastern Time, on June 24, 2002 or any later date we specify as the expiration date if we extend the offer beyond June 24, 2002. If you have questions about delivery, you may contact Monica Digilio, Senior Vice-President--Human Resources and Administration of Sun International Resorts, Inc. at (954) 713-1505 or John R. Allison, Executive Vice President and Chief Financial Officer of Sun International Hotels Limited at (242) 363-3000. You should review the offer to exchange, the cover letter and summary of terms, the election form, and all of their attachments before making your election. We will only accept an original paper or facsimile (provided the signed original is submitted to us as promptly as practicable after the facsimile is sent) copy of your election form. Delivery by e-mail will not be accepted. If you do not submit a properly completed election form within the time and in the manner described above, you will be treated as if you had rejected the offer. (Section
3)


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

We may reject any eligible options to the extent that we determine the election form is not properly completed or to the extent that we determine it would be unlawful to accept the options. Although we may later extend, terminate or amend the offer, we currently expect to accept all properly exchanged options promptly upon receipt of your properly completed election form, subject to your right to withdraw your options submitted for exchange at any time before the expiration of the offer. If you do not sign and deliver the election form before the offer expires, it will have the same effect as if you rejected the offer. (Section 3)

Q22. WHAT HAPPENS TO YOUR OPTIONS IF YOU DO NOT ACCEPT THE OFFER OR IF YOUR OPTIONS ARE NOT ACCEPTED FOR EXCHANGE?

Nothing. If you do not accept the offer, or if we do not accept the options you submit for exchange, or if you do not submit a properly completed election form, you will keep all of your current options, and you will not receive any replacement options. No changes will be made to your current options.

Q23. HOW SHOULD YOU DECIDE WHETHER OR NOT TO PARTICIPATE?

We understand that this will be a challenging decision for many of you as the stock option exchange program does carry considerable risk. Whether or not this program is likely to be beneficial to you is something only you can determine depending on your own particular facts and circumstances and your own assessment of what the market price for our Ordinary Shares is likely to be when the exercise price for the replacement options is determined. Your decision may take into account the exercise price or prices of your existing options and the fact that you will receive only three replacement options for each four options you submit for exchange, as well as your assumptions about the future overall economic environment, the performance of the overall market and companies in our sector, the performance and prospects of our own business, the performance of our stock in the stock market, as well as other factors. (Section 2)

Q24. WHAT DO WE AND OUR BOARD OF DIRECTORS THINK OF THE OFFER?

Although our board of directors has approved this offer, neither we nor our board of directors make any recommendation as to whether you should elect to exchange or refrain from exchanging your options. (Section 17)

Q25. WHO CAN I TALK TO IF I HAVE QUESTIONS ABOUT THE OFFER?

Should you have any questions, please feel free to call Monica Digilio, Senior Vice-President--Human Resources and Administration of Sun International Resorts, Inc. at (954) 713-1505 or John R. Allison, Executive Vice President and Chief Financial Officer of Sun International Hotels Limited at (242) 363-3000.


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                                    THE OFFER

1. NUMBER OF OPTIONS; EXPIRATION DATE

We are offering to grant replacement options to purchase Ordinary Shares in exchange for all eligible options held by certain employees and directors as of the expiration date. Eligible options are all outstanding options that have an exercise price of at least $32.00 per share. As of April 30, 2002, there were 1,735,336 outstanding eligible options to purchase shares of our Ordinary Shares and 3,654,011 outstanding other options which are not eligible to be exchanged pursuant to this offer.

You may exchange one or more of your eligible options, and you may exchange less than all shares subject to a particular eligible option. However, if you elect to exchange any eligible option, you must exchange all options granted after November 22, 2001. Our offer is subject to the terms and conditions described in this offer to exchange, the election form and the cover letter and attached summary of terms. We will only accept options that are properly returned and not validly withdrawn in accordance with section 4 of this offer to exchange before the offer expires.

Each replacement option will be exercisable for 75% of the number of shares represented by your cancelled options. We will not issue any options for fractional shares and will round up all fractional shares. The number of shares to be represented by the replacement options will be adjusted for any stock splits, stock dividends, recapitalizations or similar transactions that may occur between the expiration date and the replacement option grant date. Assuming the offer expires on June 24, 2002, your replacement options will be granted no earlier than December 26, 2002, the first business day that is six months and one day after June 24, 2002 and no later than January 16, 2003. Our board of directors will select the actual grant date for the new options. All replacement options will be issued under the same Option Plan as the option which it is replacing and a new option agreement between you and us.

IF YOU EXCHANGE ANY OPTIONS PURSUANT TO THE OFFER BUT YOU CEASE TO BE AN EMPLOYEE OR DIRECTOR PRIOR TO THE DATE THE REPLACEMENT OPTIONS ARE GRANTED, THE REPLACEMENT OPTIONS WILL NEVERTHELESS BE GRANTED TO YOU. HOWEVER, UNLESS THERE IS AN AGREEMENT WITH YOU THAT PROVIDES OTHERWISE, THOSE REPLACEMENT OPTIONS WOULD EXPIRE 45 DAYS AFTER THE DATE THEY ARE GRANTED AND NO ADDITIONAL VESTING WOULD OCCUR FROM THE DATE YOU CEASED TO BE AN EMPLOYEE OR DIRECTOR.

PARTICIPATION IN THIS OFFER DOES NOT CONFER UPON YOU THE RIGHT TO REMAIN ONE OF OUR EMPLOYEES OR DIRECTORS.

The term "expiration date" means 5 p.m., Eastern Time, on June 24, 2002, unless and until we, in our discretion, extend the period of time during which the offer will remain open. If we extend the period of time during which the offer remains open, the term "expiration date" will refer to the latest time and date at which the offer expires. See section 14 for a description of our rights to extend, delay, terminate and amend the offer.

We will publish a notice if we decide to take any of the following actions prior to the expiration of the offer:

      o increase or decrease what we will give you in exchange for your options;

      o increase or decrease the number of options eligible to be exchanged in the offer; or

      o change the terms and conditions of the replacement options in any material respect.

If the offer is scheduled to expire within ten business days from the date we notify you of such an increase or decrease, we will also extend the offer for a period of ten business days after the date the notice is published.


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A "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern Time.

2. PURPOSE OF THE OFFER.

Many of our outstanding options, whether or not they are currently exercisable, have exercise prices that are significantly higher than current and recent market prices for our Ordinary Shares. By making this offer we intend to maximize stockholder value by creating better performance incentives for, and thus increasing retention of, our employees and directors.

The board of directors has approved this offer. We do not know whether the replacement options will have a lower exercise price than the eligible options. However, we believe that the offer may create a better chance for participants in the exchange to obtain value from their options and our stock option program. We recognize that the decision to accept or reject the offer is an individual one which should be based on your own personal circumstances as well as your own assessment of general, industry and company-specific facts and conditions. We urge you to consider this matter carefully (especially since accepting the offer will result in your receiving only three replacement options for every four of your eligible options which are accepted in the offer) and to consult with your personal advisors concerning your decision.

Neither we nor our board of directors makes any recommendation as to whether you should exchange your eligible options, nor have we authorized any person to make any such recommendation. You are urged to evaluate carefully all of the information in this offer and consult your own legal, investment and/or tax advisors. You must make your own decision whether to exchange your eligible options.

3. PROCEDURES.

Making Your Election. To make your election to accept or reject this offer, you must complete the required information and sign and deliver the election form and any other required documents to us before the expiration date. We will only accept a paper or facsimile (provided the signed original is submitted to us as promptly as practicable after the facsimile is sent) copy of your election form. Delivery by e-mail will not be accepted. You do not need to return your stock option agreements for your eligible options to effectively elect to accept the offer. You will be required to promptly return your stock option agreements upon our request. IN ALL CASES, IF YOU EXCHANGE ANY OF YOUR ELIGIBLE OPTIONS, YOU MUST EXCHANGE ALL OF YOUR OPTIONS GRANTED AFTER NOVEMBER 22, 2001.

The delivery of the election forms and any other required documents are at the sole risk of the option holder. Delivery will be deemed made only when actually received by us.

Determination of Validity; Rejection of Options; Waiver of Defects; No Obligation to Give Notice of Defects. We will determine, in our sole discretion, all questions as to the number of shares subject to eligible options and the validity, form, eligibility (including time of receipt) and acceptance of election forms. Our determination of these matters will be final and binding on all parties. We may reject any or all election forms or returned options to the extent that we determine they were not properly executed or delivered or to the extent that we determine it is unlawful to accept the returned options. Otherwise, we will accept properly and timely submitted options that are not validly withdrawn. We may waive any of the conditions of the offer or any defect or irregularity in any election form with respect to any particular options or any particular option holder. No options will be deemed properly submitted until all defects or irregularities have been cured by the option holder returning the options or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities involved in the submission of any options, and no one will be liable for failing to give notice of any defects or irregularities.

Our Acceptance Constitutes an Agreement. If you elect to exchange your options and you exchange any of your eligible options according to the procedures described above, you will have accepted the terms and conditions of the offer. Our acceptance of eligible options that are properly submitted will form a binding agreement between us and you on the terms and subject to the conditions of this offer.


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

Subject to our rights to extend, terminate and amend the offer and your right to withdraw or change your election, we currently expect that, promptly after the offer expires, we will accept all properly tendered eligible options that are exchanged and have not been withdrawn.

4. CHANGE IN ELECTION.

You may only change your election by following the procedures described in this section 4. If you elect to accept the offer and exchange any of your options and you later want to change your election with respect to some or all of your eligible options, you must submit a new properly completed election form before the offer expires. We will only accept a paper or facsimile (provided the signed original is submitted to us as promptly as practicable after the facsimile is sent) copy of your election form. Delivery by e-mail will not be accepted. Your election form with the latest date will be the only election form we use in our determination as to whether any of your eligible options were properly tendered.

You may change your election at any time before 5 p.m., Eastern Time, on June 24, 2002. If we extend the offer beyond that time, you may change your election at any time until the extended expiration of the offer.

Neither we nor any other person is obligated to give notice of any defects or irregularities in any election form submitted to change your election, and no one will be liable for failing to give notice of any defects or irregularities. We will determine, in our discretion, all questions as to the form and validity, including time of receipt, of election forms. Our determinations of these matters will be final and binding.

5. ACCEPTANCE OF OPTIONS FOR EXCHANGE AND CANCELLATION AND ISSUANCE OF REPLACEMENT OPTIONS

On the terms and subject to the conditions of this offer and as promptly as practicable following the expiration date, we will timely accept the eligible options for exchange and cancel all options properly submitted for exchange and not validly withdrawn before the expiration date. Assuming the offer expires on June 24, 2002, your replacement options will be granted no earlier than December 26, 2002 and no later than January 16, 2003. The Executive Compensation Committee of our board of directors will select the actual grant date for the new options.

Each replacement option will represent 75% of the shares represented by each eligible option that you exchange. We will not issue any options for fractional shares and will round up all fractional shares. The number of shares to be represented by the replacement options will be adjusted for stock splits, stock dividends, recapitalizations or similar transactions that may occur between the expiration date and the replacement option grant date. A copy of your personal option report that lists all of your eligible options is enclosed with this offer to exchange. Please contact Monica Digilio, Senior Vice-President--Human Resources and Administration, Sun International Resorts, Inc. at (954) 713-1505 or John R. Allison, Executive Vice President and Chief Financial Officer of Sun International Hotels Limited at (242) 363-3000, if you have questions about, or need an additional copy of, your personal option report.

As promptly as practicable after we accept and cancel eligible options you submit for exchange, we will issue to you a promise to grant stock options, by which we will commit to grant stock options to you on a date no earlier than December 26, 2002 covering 75% of the number of shares as the options cancelled pursuant to the offer.

If we accept eligible options you submit in the offer, we will defer any grant to you of other options before the replacement option grant date, so that you are granted no new options for any reason until at least six months and one day after any of your eligible options have been cancelled. We will defer the grant to you of other options in order to avoid incurring compensation expense against our earnings as a result of accounting rules that could apply to any interim option grants as a result of the offer.

6. CONDITIONS OF THE OFFER.

We will not be required to accept any options that you elect to exchange, and we may terminate or amend the offer, or postpone our acceptance and cancellation of any options that you elect to exchange, in each case, subject to Rule 13e-4(f)(5) under the Securities Exchange Act, if at any time before the expiration date, we determine that any of the following events has occurred, and in our reasonable judgment, the occurrence of the event makes it inadvisable for us to proceed with the offer or to accept and cancel options returned to us:

      o any action or proceeding by any government agency, authority or tribunal or any other person, domestic or foreign, is threatened or pending before any court, authority, agency or tribunal that directly or indirectly challenges the making of the offer, the acquisition of some or all of the returned options, the issuance of replacement options, or otherwise relates to the offer or that, in our reasonable judgment, could materially and adversely affect our business, condition (financial or other), income, operations or prospects or materially impair the benefits we believe we will receive from the offer;

      o any action is threatened, pending or taken, or any approval is withheld, by any court or any authority, agency or tribunal that, in our reasonable judgment, would or might directly or indirectly:

            (a) make it illegal for us to accept some or all of the eligible options or to issue some or all of the replacement options or otherwise restrict or prohibit consummation of the offer or otherwise relate to the offer;

            (b) delay or restrict our ability, or render us unable, to accept the eligible options for exchange and cancellation or to issue replacement options for some or all of the exchanged eligible options;

            (c) materially impair the benefits we believe we will receive from the offer; or

            (d) materially and adversely affect our business, condition (financial or other), income, operations or prospects;

      o there is:

            (a) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market; or

            (b) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;

      o another person publicly makes or proposes a tender or exchange offer for some or all of our Ordinary Shares, or an offer to merge with or acquire us, or we learn that:

            (a) any person, entity or "group," within the meaning of Section 3(d)(3) of the Securities Exchange Act, has acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding shares of our Ordinary Shares, or any new group shall have been formed that beneficially owns more than 5% of our outstanding Ordinary Shares, other than any such person, entity or group that has filed a Schedule 13D or
                  Schedule 13G with the SEC on or before the expiration date;

            (b) any such person, entity or group that has filed a Schedule 13D or Schedule 13G with the SEC on or before the expiration date has acquired or proposed to acquire beneficial ownership of an additional 2% or more of the outstanding Ordinary Shares; or

            (c) any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 or made a public announcement that it intends to acquire us or any of our assets or securities; or

      o any change or changes occurs in our business, condition (financial or other), assets, income, operations, prospects or stock ownership that, in our reasonable judgment, is or may be material to us.

The conditions to the offer are for our benefit. We may assert them in our discretion before the expiration date and we may waive them at any time and from time to time, whether or not we waive any other condition to the offer. Our failure to exercise any of these rights is not a waiver of any of these rights. The waiver of any of these rights with respect to particular facts and circumstances is not a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this section 6 will be final and binding upon everyone.

7. PRICE RANGE OF ORDINARY SHARES.

Our Ordinary Shares are traded on the New York Stock Exchange under the symbol "SIH." The following table shows, for the periods indicated, the high and low sales prices per share of our Ordinary Shares as reported on the New York Stock Exchange Composite Tape.

                                                            High           Low
                                                            ----           ---
      2000
                First Quarter                              $22.69         $15.88
                Second Quarter                             $20.44         $16.25
                Third Quarter                              $23.00         $17.63
                Fourth Quarter                             $23.88         $18.13
      2001
                First Quarter                              $23.45         $19.23
                Second Quarter                             $28.90         $22.15
                Third Quarter                              $28.38         $17.00
                Fourth Quarter                             $25.51         $16.10
      2002
                First Quarter                              $27.57         $22.40
                Second Quarter (1)                         $31.20         $25.35

----------
(1)   For Second Quarter 2002, through May 23, 2002

As of May 23, 2002, the last reported sale price of our Ordinary Shares, as reported on the New York Stock Exchange composite tape, was $28.00 per share.

We recommend that you obtain current market quotations for our Ordinary Shares before deciding whether to elect to exchange your options.

8. SOURCE AND AMOUNT OF CONSIDERATION; TERMS OF REPLACEMENT OPTIONS.

Consideration. Your replacement options will represent 75% of the number of shares represented by each eligible option that you exchange. We will not issue any options for fractional shares and will round up all fractional shares. The number of shares to be represented by the replacement options will be adjusted for any stock splits, stock dividends, recapitalizations or similar transactions that may occur between the expiration date and the replacement option grant date.

If we receive and accept for exchange all outstanding eligible options, we will grant replacement options to purchase a total of 1,301,502 Ordinary Shares (representing 75% of the number of shares subject to outstanding eligible options). The Ordinary Shares issuable upon exercise of the eligible options equals approximately 4.9% of the total Ordinary Shares outstanding as of April 30, 2002 on a fully-diluted basis, after giving effect to the exercise of such options. If all of the eligible options are cancelled and replaced by replacement options (and assuming no other changes in our capitalization), the percentage of total shares represented by replacement options would be approximately 3.7% of the total shares of the outstanding Ordinary Shares, on a fully-diluted basis.

Merger or Acquisition. If we merge with or are acquired by another entity between the expiration date and the replacement option grant date, then the resulting entity will be bound to grant the replacement options under the same terms as provided in this offer to exchange; however, the type of security and the number of shares covered by each replacement option would be determined by the acquisition agreement between us and the acquiror based on the same principles applied to the handling of the options to acquire our Ordinary Shares that are outstanding at the time of the acquisition. As a result of the ratio in which our Ordinary Shares may convert into any acquiror's common stock in an acquisition transaction, you may receive options for more or fewer shares of the acquiror's stock than the number of shares subject to the replacement options that you were to receive.

Terms of Replacement Options. Any new option will be granted under the same Option Plan as the option which it is replacing, unless otherwise determined by the Company in its sole discretion, and will be subject to the terms and conditions of the applicable Option Plan and a new option grant document that you will sign and return to us. Except with respect to the number of shares and the exercise price and as otherwise specified in this offer, the terms and conditions of the replacement options will be substantially the same as the terms and conditions of the eligible options.

The issuance of replacement options under this offer will not create any contractual or other right of the recipients to receive any future grants of stock options or benefits in lieu of stock options.

The following description of the Option Plans and the replacement option agreements is a summary and is not complete. Complete information about the Option Plans and the replacement options is included in the Option Plans and the applicable replacement option agreement between you and us. The forms of the replacement option agreement has been filed with the SEC as an exhibit to the Schedule TO. Please contact Monica Digilio, Human Resources, Sun International Resorts, Inc., (954) 713-1505, to request copies of the Option Plans or the forms of the replacement option agreement. A copy will be provided promptly and at our expense.

General. The 1995 Plan covers up to 1,000,000 Ordinary Shares and has a ten-year duration. Approximately 12 persons as of April 30, 2002 held outstanding options under the 1995 Plan. The 1997 Plan covers up to 2,500,000 Ordinary Shares and has a ten-year duration. Approximately 44 persons as of April 30, 2002 held outstanding options under the 1997 Plan. The 2000 Plan covers up to 3,000,000 Ordinary Shares and has a 10-year duration. Approximately 68 persons as of April 30, 2002 held outstanding options under the 2000 Plan. The Option Plans are administered by the board of directors and our Executive Compensation Committee, whose members are appointed by the board of directors. All of our employees and our subsidiaries' employees, as well as members of our board of directors, are eligible to receive options.

Exercise Price; Vesting. The exercise price in each instance is 100% of the fair market value of the Ordinary Shares on the date of grant, subject to any repricing at a later date at the discretion of the compensation and stock option committee, and is payable in cash or shares of previously acquired Ordinary Shares having a fair market value equal to the option exercise price. All outstanding options have a ten-year term on the date of grant. Options granted by us under the 1995 Plan generally vest at a rate of 20% of the shares subject to the option after two years from the date of grant, 40% of the shares after three years from the date of grant, 60% of the shares after four years from the date of grant, 80% of the shares after five years from the date of grant and 100% of the shares after six years from the date of grant. Options granted by us under the 1997 Plan generally vest at a rate of 20% of the shares subject to the option after one year from the date of grant, 40% of the shares after two years from the date of grant, 60% of the shares after three years from the date of grant, 80% of the shares after four years from the date of grant and 100% of the shares after five years from the date of grant. Options granted by us under the 2000 Plan generally vest at a rate of 1/3 of the shares subject to the option after one year from the date of grant, 2/3 of the shares after two years from the date of grant and all of the shares after three years from the date of grant. The replacement options will have the same remaining term as the options they replace and will be subject to the same vesting schedule. Generally, outstanding options terminate 45 days after termination of the optionee's employment for any reason other than the optionee's death and one year after termination of the optionee's employment due to death. Generally, options are non-transferable by the holder other than by will or laws of descent and distribution. Certain options granted to certain executive officers and others will, to the extent not already vested, become fully vested upon a change in control (as defined) as a result of a sale or exchange of outstanding Ordinary Shares.

Corporate Reorganization or Similar Transactions. In the event any change is made in our capitalization that results from a stock dividend, recapitalization, reorganization, merger, consolidation, split-up, combination or exchange of shares or any similar change affecting our Ordinary Shares, appropriate adjustment, as determined by the compensation and stock option committee, will be made in the exercise price and in the number and class of shares subject to the option. In the event of a sale of all or substantially all of our assets or we merge with or into another corporation, holders of outstanding options will have the right to receive, upon exercise of the option and payment of the exercise price, the same consideration which our stockholders received pursuant to such transaction.

Amendment; Termination. The board of directors may amend or terminate the Option Plans from time to time in such respects as the board may deem advisable; provided that no termination, modification or amendment of the Option Plans may, without the consent of the holder to whom any option was granted, adversely affect the rights of such holder under such option.

PARTICIPATION IN THIS OFFER DOES NOT CONFER UPON YOU THE RIGHT TO REMAIN ONE OF OUR EMPLOYEES OR DIRECTORS.

Registration of Option Shares. All Ordinary Shares issuable upon exercise of all replacement options have been registered under the Securities Act on a registration statement on Form S-8 filed with the SEC. Unless you are considered an "affiliate" of Sun International Hotels Limited, you will be able to sell your option shares free of any transfer restrictions under applicable securities laws.

9. INFORMATION ABOUT SUN INTERNATIONAL HOTELS LIMITED.

We are a leading developer and operator of premier casinos, resorts and luxury hotels. We focus our operations on two distinct businesses: destination casino resorts and luxury resort hotels.

In our destination casino resort business, we own and operate the Atlantis resort located on Paradise Island, The Bahamas. We believe that the ocean-themed Atlantis, which features the world's largest open-air aquarium and the largest hotel and casino in the Caribbean market, is a "one of a kind" destination resort. We also developed and receive revenue from Mohegan Sun in Uncasville, Connecticut, which we believe is one of the most profitable casinos in the United States.

In our luxury resort hotel business, we operate eight beach resorts in Mauritius, Dubai, the Maldives and The Bahamas.

                                   BUSINESSES

DESTINATION CASINO RESORTS:

Our destination casino resort business consists of large-scale, premier destination resorts that we believe are "must see" properties. The existing properties in this business are Atlantis and Mohegan Sun. These properties feature distinctive themes, unique architectural designs and decors, and offer a wide range of gaming, entertainment and other amenities. We believe these properties maintain competitive advantages due to their scale, location, design, variety of amenities and significant barriers to entry in the markets in which they operate.

Atlantis

Our flagship destination casino resort is Atlantis, a 2,317-room, ocean-themed resort located on Paradise Island, The Bahamas. Since we acquired the property in 1994, we have spent approximately $1.0 billion to create a unique destination casino resort that caters to multiple segments of the resort and casino gaming markets. Atlantis features three interconnected hotel towers built around a 7-acre lagoon and a 34-acre marine environment that includes the world's largest open-air aquarium. Atlantis also features a 100,000 square foot entertainment complex which includes the largest casino in the Caribbean market, containing approximately 1,000 slot machines and 80 table games, 16 restaurants, approximately 100,000 square feet of convention space, a sports center and over 30,000 square feet of high-end retail space. The 63-slip, full service Marina at Atlantis generates amongst the highest average docking rates in the Caribbean market and can accommodate yachts up to 200 feet in length. We also developed Harborside at Atlantis, a timeshare project located adjacent to Atlantis, through a joint venture with Starwood Hotels and Resorts Worldwide, Inc.

Atlantis is master-planned for expansion, and we believe the approximately 100 acres of undeveloped land we own on Paradise Island gives us the capacity to add more than 2,000 new hotel rooms as well as condominiums and additional timeshare units, restaurants, retail space and other -6- facilities. We are evaluating plans for a 1,000-room hotel expansion at Atlantis that will cater primarily to the middle-market customer segment. This expansion is contingent upon a number of factors, including demand for rooms at Atlantis.

Mohegan Sun

We believe that the Native American-themed Mohegan Sun is one of the premier casino gaming properties in the Northeast and one of the most profitable casinos in the United States. The property features the 176,500 square foot Casino of the Earth with 3,655 slot machines, 158 table games, 42 poker tables and various other amenities. For the quarter ended March 31, 2002, Mohegan Sun reported gross revenue of $249.1 million and a gross win per slot per day of $295. We believe that Mohegan Sun benefits from a superior location and strong demographics. It is located approximately one mile from the interchange of Interstate 395 and Connecticut Route 2A in Uncasville, Connecticut, and is within 150 miles of approximately 22 million adults. Mohegan Sun has spent approximately $40 million for infrastructure improvements providing direct highway access to the property from Boston, Providence and New York.

We developed Mohegan Sun and managed the property from its opening in 1996 until January 2000 through Trading Cove Associates, or TCA, a partnership in which we own a 50% interest. On January 1, 2000, TCA turned over management of the property to the Mohegan Tribe and TCA now receives payments equal to 5% of the gross revenues generated by the property from January 2000 through December 2014, including the expansion described below.

We are also overseeing the completion of an approximate $1.0 billion expansion of the property through TCA. This expansion includes the Casino of the Sky, with 119,000 square feet of additional gaming space containing 2,564 slot machines and 82 table games, a 34-story, 1,200-room luxury hotel, 100,000 square feet of convention space, a 10,000-seat arena, 4,600 additional parking spaces, 130,000 square feet of retail space, specialty retail shops and additional restaurants. The expanded casino, retail space and 10,000-seat arena opened in September 2001, and the convention space and 734 hotel rooms opened in April 2002, with the remainder of the expansion expected to open in phases and be completed in June 2002. As a result of the Mohegan Sun expansion, we believe that the gross revenues of the property will increase.

LUXURY RESORT HOTELS:

Our luxury resort hotel business consists of a collection of premier beach resort hotels that operate primarily in the five-star, deluxe-end of the resort market. The properties in our luxury resort hotel business are as follows:

o     In Mauritius, we manage and own interests in five beach resorts:

      o     the renovated 175-room Le Saint Geran Hotel;

      o     the 200-room Le Touessrok Hotel & Ile Aux Cerfs;

      o     the 248-room La Pirogue Hotel;

      o     the 333- room Le CoCo Beach;

      o     and the 238-room Sugar Beach Resort Hotel.

o In the Maldives, located off the southern tip of India, we manage and own an interest in the Kanuhura Resort & Spa, a 110-room luxury resort located on Kanuhura Island.

o In the Middle East, we manage the Royal Mirage Hotel in Dubai, a luxury 258-room hotel which opened in August 1999, and we are overseeing the development of, and we will manage, a new 225-room luxury hotel that currently is being constructed adjacent to the Royal Mirage Hotel.

In The Bahamas, we own and operate the Ocean Club, a high-end luxury resort hotel with 106 rooms and suites located on Paradise Island, including a 50-room addition completed in October 2000. In January 2001, we completed the Tom Weiskopf-designed championship Ocean Club Golf Course and Clubhouse. We created Ocean Club Estates during 2000, with 121 luxury homesites set around the golf course. Our principal executive offices are located at Coral Towers, Paradise Island, The Bahamas. Our telephone number is (242) 363-6000.

Selected Consolidated Financial and Other Data. The following summary historical consolidated financial data should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2000 and 2001, and the unaudited condensed consolidated financial statements for the three-month period ended March 31, 2001 and 2002, incorporated by reference herein. The consolidated statement of operations data for the three months ended March 31, 2001 and 2002 are derived from unaudited consolidated financial statements incorporated by reference herein. The consolidated balance sheets as of December 31, 2000 and 2001, consolidated statements of operations for the years ended December 31, 1999, 2000 and 2001, consolidated statements of changes in shareholders' equity for the years ended December 31, 1999, 2000 and 2001, and consolidated statements of cash flows for the years ended December 31, 1999, 2000 and 2001 have been derived from our audited consolidated financial statements incorporated by reference herein. The information presented below should be read together with our financial statements and related notes.

--------------------------------------------------------------------------------

                                                             For the Three Months Ended
                                                                     March 31,
                                                             -------------------------
                                                               2001             2002
                                                             ---------       ---------
                                                                    (Unaudited)
                                                                   (in thousands)
Consolidated Statements of Operations:
Revenues:
      Gaming ..........................................      $  42,374       $  37,164
      Rooms ...........................................         57,943          55,338
      Food and beverage ...............................         36,066          35,730
      Tour operations .................................         10,626          10,053
      Management and other fees .......................         10,116           8,900
      Real estate related .............................          4,864              --
      Other revenues ..................................         16,181          16,860
                                                             ---------       ---------
           Gross revenues .............................        178,170         164,045
      Less: promotional allowances ....................         (8,801)         (7,001)
                                                             ---------       ---------
           Net revenues ...............................        169,369         157,044
                                                             ---------       ---------
Expenses:
      Gaming ..........................................         20,349          17,215
      Rooms ...........................................          7,971           8,176
      Food and beverage ...............................         22,941          22,322
      Other operating expenses ........................         20,675          19,246
      Tour operations .................................          9,398           8,536
      Selling, general and administrative .............         21,727          22,575
      Real estate related .............................          1,266              --
      Corporate expenses ..............................          5,992           6,805
      Depreciation and amortization ...................         11,505          13,654
                                                                             ---------
      Pre-opening expenses ............................          3,257              --
                                                             ---------       ---------
           Cost and expenses ..........................        125,081         118,529
Income from operations ................................         44,288          38,515
Other Income and expenses:
      Interest income .................................          2,749             908
      Interest expense, net of capitalization .........        (14,210)        (10,654)
      Equity in earnings of associated companies net ..          1,823           1,263
                                                             ---------       ---------
      Other, net ......................................             --            (130)
                                                             ---------       ---------

Income before provision for income taxes ..............         34,650          29,902
Provision for income taxes ............................         (1,427)           (292)
                                                             =========       =========
Net income ............................................      $  33,223       $  29,610
                                                             =========       =========

--------------------------------------------------------------------------------

                        SUN INTERNATIONAL HOTELS LIMITED
                           CONSOLIDATED BALANCE SHEETS

                 (In thousands of US dollars, except share data)

                                                                           December 31,
                                                                   -----------------------------
                                                                      2001              2000
                                                                   -----------       -----------
                                              ASSETS
Current Assets:
           Cash equivalents .................................      $    30,471       $    22,497
           Restricted Cash ..................................            4,518             1,651
           Trade receivables, net ...........................           37,454            40,612
           Due from affiliates ..............................           28,364            34,140
           Inventories ......................................            8,807            10,417
           Prepaid expenses and other assets ................            5,226             9,849
           Net assets held for sale .........................               --           138,350
                                                                   -----------       -----------
                Total current assets ........................          114,840           257,516
Property and equipment, net .................................        1,155,192         1,155,509
Note receivable .............................................           18,018                --
Due from affiliates - non-current ...........................           15,888             5,069
Deferred tax asset, net .....................................            3,874                --
Deferred charges and other assets, net ......................           18,692            13,120
Investment in associated companies ..........................           30,527            29,577
                                                                   -----------       -----------
                Total assets ................................      $ 1,357,031       $ 1,460,791
                                                                   ===========       ===========

                              LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
           Current maturities of long-term debt .............      $       261       $       230
           Accounts payable and accrued liabilities .........          148,063           136,872
           Capital creditors ................................            6,570            12,954
                                                                   -----------       -----------
                Total current liabilities ...................          154,894           150,056
Other long-term liabilities .................................            5,503                --
Long-term debt, net of current maturities ...................          518,231           668,908
                                                                   -----------       -----------
                Total liabilities ...........................          678,628           818,964
                                                                   -----------       -----------
Commitments and contingencies (Notes 9 and 17)
Shareholders' equity:
           Ordinary shares, $.001 par value .................               34                34
           Capital in excess of par .........................          688,714           680,784
           Retained earnings ................................          160,977           129,321
           Accumulated other comprehensive loss .............           (8,553)           (5,543)
                                                                   -----------       -----------
                                                                       841,172           804,596
           Treasury stock ...................................         (162,769)         (162,769)
                                                                   -----------       -----------
                Total shareholders' equity ..................          678,403           641,827
                                                                   -----------       -----------
                Total liabilities and shareholder's equity ..      $ 1,357,031       $ 1,460,791
                                                                   ===========       ===========

                        SUN INTERNATIONAL HOTELS LIMITED
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                 (In thousands of US dollars, except share data)

                                                                For the Year Ended December 31,
                                                             -------------------------------------
                                                                2001          2000          1999
                                                             ---------     ---------     ---------
Revenues
           Gaming .......................................    $ 116,490     $ 367,935     $ 351,545
           Rooms ........................................      176,573       194,008       164,831
           Food and beverage ............................      121,415       147,718       137,100
           Tour operations ..............................       36,348        33,192        28,714
           Real estate related ..........................        9,771       108,650            --
           Management and other fees ....................       36,806        35,763        46,898
           Other revenues ...............................       56,416        49,208        45,910
           Insurance recovery ...........................        2,000            --        14,209
                                                             ---------     ---------     ---------
                Gross revenues ..........................      555,819       936,474       789,207
           Less: promotional allowances .................      (22,778)      (51,779)      (50,240)
                                                             ---------     ---------     ---------
                Net revenues ............................      533,041       884,695       738,967
                                                             ---------     ---------     ---------
Cost and Expenses:
           Gaming .......................................       60,444       224,765       209,177
           Rooms ........................................       29,625        33,915        30,448
           Food and beverage ............................       82,856        98,288        91,539
           Other operating expenses .....................       80,094        96,605        92,705
           Real estate related ..........................        2,865        32,272            --
           Selling, general and administrative ..........       80,206       103,465        93,962
           Tour operations ..............................       32,041        29,626        27,816
           Corporate expenses ...........................       25,106        25,340        16,260
           Depreciation and amortization ................       51,490        60,223        57,230
           Purchase termination costs ...................           --        11,202            --
           Transaction costs ............................           --         7,014            --
           Restructuring costs ..........................        5,732            --            --
           Pre-opening expenses .........................        6,904         7,616         5,398
           Write-down of net assets held for sale .......           --       229,208            --
                                                             ---------     ---------     ---------
                Cost and expenses .......................      457,363       959,539       624,535
                                                             ---------     ---------     ---------
Income (loss) from operations ...........................       75,678       (74,844)      114,432
                                                             ---------     ---------     ---------
Other Income (expense):
           Interest income ..............................        7,471         4,194        12,725
           Interest expense, net of capitalization ......      (52,702)      (45,678)      (50,699)
           Equity in earnings of associated companies ...        3,059         4,225         2,628
                                                             ---------     ---------     ---------
           Other, net ...................................         (760)         (688)           60
                                                             ---------     ---------     ---------
Other expense, net ......................................      (42,932)      (37,947)      (35,286)
                                                             ---------     ---------     ---------
Income (loss) before provision for income taxes .........       32,746      (112,791)       79,146
Provision for income taxes ..............................       (1,090)       (6,313)       (9,324)
                                                             ---------     ---------     ---------
Net income (loss) .......................................    $  31,656     $(119,104)    $  69,822
                                                             =========     =========     =========
Earnings (loss) per share:
       Basic ............................................    $    1.18     $   (3.86)    $    2.09
                                                             =========     =========     =========
       Diluted ..........................................    $    1.14     $   (3.86)    $    2.05
                                                             =========     =========     =========

                        SUN INTERNATIONAL HOTELS LIMITED
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
              For the Years Ended December 31, 2001, 2000 and 1999

                                 (In thousands)

                                 Ordinary Shares                    Retained Earnings
                                 ---------------                 -----------------------
                                                                             Accumulated
                                                                                Other                                Comprehensive
                                                                            -------------                            -------------
                                                    Capital                 Comprehensive  Treasury                      Income
                                                    in Excess    Retained   -------------  ---------                   (Loss) for
                                 Shares   Amount     of Par      Earnings        Loss        Stock      Total Equity   the Period
                                 ------   ------     ------      --------        ----        -----      ------------   ----------
Balance at December 31,
1998  ......................     33,577     $34    $ 675,595     $ 178,603     $(3,611)    $      --     $ 850,621            --

Translation reserves .......         --      --           --            --      (1,958)           --        (1,958)    $  (1,958)
Repurchase of 1 million ....         --      --           --            --          --       (20,977)      (20,977)           --
Ordinary Shares
Exercise of share options ..        112      --        2,696            --          --            --         2,696            --
Shares canceled ............         (7)     --         (373)           --          --            --          (373)           --
Net income .................         --      --           --        69,822          --            --        69,822        69,822
Balance at December 31,          ------     ---    ---------     ---------     -------     ---------     ---------     ---------
1999  ......................     33,682      34      677,918       248,425      (5,569)      (20,977)      899,831     $  67,864
                                                                                                                       =========

Translation reserves .......         --      --           --            --          26            --            26     $      26
Repurchase of 6.1 million ..         --      --           --            --          --      (141,792)     (141,792)           --
Ordinary Shares
Exercise of share options ..        192      --        2,866            --          --            --         2,866            --
Net loss ...................         --      --           --      (119,104)         --            --      (119,104)     (119,104)
Balance at December 31,          ------     ---    ---------     ---------     -------     ---------     ---------     ---------
2000  ......................     33,874      34      680,784       129,321      (5,543)     (162,769)      641,827     $(119,078)
                                                                                                                       =========

Translation reserves .......         --                   --            --      (3,010)           --        (3,010)    $  (3,010)
Exercise of share options ..        531      --        7,930            --          --            --         7,930            --
Net income .................         --      --           --        31,656          --            --        31,656        31,656
Balance at December 31,          ------     ---    ---------     ---------     -------     ---------     ---------     ---------
2001 .......................     34,405     $34    $ 688,714     $ 160,977     $(8,553)    $(162,769)    $ 678,403     $  28,646
                                 ======     ===    =========     =========     =======     =========     =========     =========

                        SUN INTERNATIONAL HOTELS LIMITED
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 (In thousands of US dollars, except share data)

                                                                                   For the Year Ended December 31,
                                                                                -------------------------------------
                                                                                   2001          2000          1999
                                                                                ---------     ---------     ---------
Cash flows from operating activities:
       Net income (loss) ...................................................    $  31,656     $(119,104)    $  69,822
       Adjustments to reconcile net income (loss) to net cash provided by operating activities:
       Depreciation and amortization .......................................       55,692        64,340        60,147
       Write-down of net assets held for sale ..............................           --       229,208            --
       Purchase termination costs ..........................................           --        11,202            --
       (Gain) loss on disposition of other assets ..........................          760           688           (60)
       Equity in earnings of associated companies, net of dividends
             received ......................................................         (187)       (1,377)           23
       Provision for doubtful receivables ..................................        6,355         6,492         6,466
       Provision for discount on CRDA obligations, net .....................           --           799           587
       Deferred income tax benefit .........................................       (3,874)           --            --
       Net change in deferred tax liability ................................           --           205           (30)
       Net change in deferred charges and other assets .....................       (1,398)       (1,668)        4,548
       Net change in working capital accounts:
             Receivables ...................................................       (3,722)       (9,179)      (20,440)
             Due from affiliates ...........................................        1,377        (4,658)       (7,150)
             Inventories and prepaid expenses ..............................        5,098        (2,052)       (8,129)
             Accounts payable and accrued liabilities ......................        1,676        26,490         4,198
       Other ...............................................................        5,900        23,912            --
                                                                                ---------     ---------     ---------
             Net cash provided by operating activities .....................       99,333       225,298       109,982
                                                                                ---------     ---------     ---------
Cash flows from investing activities:
       Payments for property & equipment, net of insurance proceeds
             received ......................................................      (67,590)     (155,892)     (205,046)
       Net proceeds from the sale of other assets ..........................        2,547           501         5,186
       Proceeds received from sale of Resorts Atlantic City, net ...........      120,850            --            --
       Proceeds received for repayment of note receivable ..................       12,000            --            --
       Proceeds from redemption of subordinated notes ......................           --            --        94,126
       Deposit refunded (paid) for proposed Desert Inn acquisition .........           --         7,750       (16,117)
       Advances to associated companies, net ...............................       (6,420)      (18,663)         (600)
       Acquisition of equity interest in associated company ................       (3,768)           --            --
       Sale of subordinated notes ..........................................           --            --         2,798
       Reclassification of cash to net assets held for sale ................           --       (21,453)           --
       CRDA deposits and other .............................................           --        (2,695)       (2,746)
                                                                                ---------     ---------     ---------
             Net cash provided by (used in) investing activities ...........       57,619      (190,452)     (122,399)
                                                                                ---------     ---------     ---------
Cash flows from financing activities:
       Proceeds from exercise of share options .............................        7,930         2,866         2,696
       Borrowings ..........................................................      274,500       202,000       129,000
       Repurchase of Ordinary Shares .......................................           --      (141,792)      (20,977)
       Debt issuance and modification costs ................................       (8,805)         (919)       (2,361)
       Repayment of borrowings .............................................     (419,736)     (113,063)     (118,854)
                                                                                ---------     ---------     ---------
             Net cash used in financing activities .........................     (146,111)      (50,908)      (10,496)
                                                                                ---------     ---------     ---------
             Increase (decrease) in cash and cash equivalents ..............       10,841       (16,062)      (22,913)
Cash and cash equivalents at beginning of period ...........................       24,148        40,210        63,123
                                                                                ---------     ---------     ---------
Cash and cash equivalents at end of period .................................    $  34,989     $  24,148     $  40,210
                                                                                =========     =========     =========

10. INTERESTS OF DIRECTORS AND OFFICERS; TRANSACTIONS AND ARRANGEMENTS ABOUT THE OPTIONS.

A list of our directors and executive officers is attached to this offer to exchange as Schedule A. As of April 30, 2002, our executive officers and non-employee directors as a group held options outstanding under the Option Plans to purchase a total of 3,056,549 Ordinary Shares. This represented approximately 56.7% of the shares subject to all options outstanding under the Option Plans as of that date. Of those options, 799,136 are eligible to participate in this offer. Our executive officers and directors have not informed us whether or not they intend to participate in the offer and exchange their eligible options.

Other than as set forth on Schedule A, which is incorporated herein by reference, neither we, nor to the best of our knowledge, any of our directors, executive officers or affiliates, have engaged in transactions involving the options during the 60 days prior to this offer to exchange.

11. STATUS OF OPTIONS ACQUIRED BY US IN THE OFFER; ACCOUNTING CONSEQUENCES OF THE OFFER.

Many of our option holders hold options with exercise prices significantly higher than the current market price of our Ordinary Shares. We believe it is in our best interest to offer these option holders an opportunity to more effectively participate in the potential growth in our stock price. We could accomplish this goal by repricing certain existing options, which would enable option holders to immediately receive replacement options with a lower exercise price. However, the repriced options would be subject to variable accounting, which could require us to record compensation expense each quarter until the repriced options were exercised, cancelled or expired.

We believe that we can accomplish our goal of providing option holders with the benefit of owning options that over time may have a greater potential to increase in value without Sun International Hotels Limited becoming subject to variable accounting because:

      o We will not grant any replacement options until a day that is at least six months and one day after the expiration date of the offer;

      o The exercise price of the replacement options will equal the fair market value equal to the closing price of our Ordinary Shares as reported on the New York Stock Exchange on the grant date for the replacement options;

      o We will require any option holder who tenders eligible options in the offer to tender all eligible options that he or she received after November 22, 2001; and

      o We will not grant any other options to an option holder who tendered eligible options in the offer until the replacement option grant date or later.

Eligible options we acquire in connection with the offer will be cancelled, and the Ordinary Shares that may be purchased under those options granted under the Option Plans will be returned to the pool of shares available for grants of new options under the Option Plans without further stockholder action, except as required by applicable law or the rules of the New York Stock Exchange or any other stock exchange or any securities quotation system on which our Ordinary Shares is then listed or quoted.

12. LEGAL MATTERS; REGULATORY APPROVALS.

We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by the offer, or of any approval or other action by any government or regulatory authority or agency that is required for the acquisition or ownership of the options as described in the offer. If any other approval or action should be required, we presently intend to seek the approval or take the action. This could require us to delay the expiration of the offer. We cannot assure you that we would be able to obtain any required approval or take any other required action. Our failure to obtain any required approval or take any required action might result in harm to our business. Our obligation under the offer to accept exchanged eligible options and to issue new options is subject to conditions, including the conditions described in section 6.

13. MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES.

The following is a general summary of the material U.S. federal income tax consequences of the exchange of eligible options pursuant to the offer. This discussion is based on the U.S. Internal Revenue Code, its legislative history, Treasury Regulations thereunder and administrative and judicial interpretations thereof as of the date of the offer, all of which are subject to change, possibly on a retroactive basis. This summary does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of option holders.

You will not realize taxable income upon the grant of an option which is not qualified as an incentive stock option. However, when you exercise the option, the difference between the exercise price of the option, and the fair market value of the shares subject to the option on the date of exercise will be compensation income taxable to the option holder. We will be entitled to a deduction on the date the option is exercised equal to the amount of compensation income taxable to the option holder if we comply with eligible reporting requirements.

The foregoing is only a summary of certain effects of federal income taxation upon the optionee and Sun International Hotels Limited with respect to the grant and exercise of options under the Option Plans, does not purport to be complete and does not discuss the tax consequences of the optionee's death or the income tax law of any local, state or foreign jurisdiction in which any optionee may reside.

We recommend that you consult your own tax advisor with respect to the federal, state, local and foreign tax consequences of participating in the offer.

14. EXTENSION OF OFFER; TERMINATION; AMENDMENT.

We may at any time and from time to time, extend the period of time during which the offer is open and delay accepting any options surrendered or exchanged by publicly announcing the extension and giving oral or written notice of the extension to the option holders.

Prior to the expiration date, we may terminate or amend the offer and postpone accepting and canceling any eligible options if any of the conditions specified in section 6 occur. In order to postpone accepting and canceling eligible options, we must publicly announce the postponement and give oral or written notice of the postponement to the option holders. Our right to delay accepting and canceling eligible options is limited by Rule 13e-4(f)(5) under the Securities Exchange Act, which requires that we must pay the consideration offered or return the surrendered options promptly after we terminate or withdraw the offer.

As long as we comply with any applicable laws, we may amend the offer in any way, including decreasing or increasing the consideration offered in the offer to option holders or by decreasing or increasing the number of eligible options to be exchanged or surrendered in the offer.

We may amend the offer at any time by publicly announcing the amendment. If we extend the length of time during which the offer is open, the amendment must be issued no later than 9:00 a.m., Eastern Time, on the next business day after the last previously scheduled or announced expiration date. Any public announcement relating to the offer will be sent promptly to option holders in a manner reasonably designed to inform option holders of the change, for example, by issuing a press release.

If we materially change the terms of the offer or the information about the offer, or if we waive a material condition of the offer, we will extend the offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Securities Exchange Act. Under these rules the minimum period an offer must remain open following material changes in the terms of the offer or information about the offer, other than a change in price or a change in percentage of securities sought, will depend on the facts and circumstances. If we decide to take any of the following actions, we will publish notice of the action:

      o increase or decrease what we will give you in exchange for your options;

      o increase or decrease the number of options eligible to be exchanged in the offer; or

      o change the terms and conditions of the replacement options in any material respect.

If the offer is scheduled to expire within ten business days from the date we notify you of such an increase or decrease, we will also extend the offer for a period of ten business days after the date the notice is published.

15. FEES AND EXPENSES.

We will not pay any fees or commissions to any broker, dealer or other person for asking employees and directors to exchange their options under this offer.

16. ADDITIONAL INFORMATION.

This offer to exchange is a part of a Tender Offer Statement on Schedule TO that we have filed with the SEC. This offer to exchange does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, and the following materials that we have filed with the SEC before making a decision on whether to exchange your options:

      (a) our Annual Report on Form 20-F for our fiscal year ended December 31, 2000, filed with the SEC on July 2, 2001;

      (b) our registration statement on Form F-4 filed with the SEC on September 21, 2001; and

      (c) our Quarterly Reports on Form 6-K filed with the SEC on May 8, 2001, August 1, 2001, November 5, 2001, February 5, 2002, April 24, 2002
            and May 7, 2002.

These filings, our other annual, quarterly and current reports, our proxy statements and our other SEC filings may be examined, and copies may be obtained, at the SEC public reference room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549.

You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public on the SEC's Internet site at http://www.sec.gov. Our Ordinary Shares are listed on the New York Stock Exchange under the symbol "SIH," and our SEC filings can be read at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, NY 10005.

We will also provide without charge to each person to whom we deliver a copy of this offer to exchange, upon their written or oral request, a copy of any or all of the documents to which we have referred you, other than exhibits to these documents (unless the exhibits are specifically incorporated by reference into the documents). Requests should be directed to:

      Monica Digilio
      Senior Vice-President--Human Resources and Administration
      Sun International Resorts, Inc.
      1415 E. Sunrise Blvd.
      Fort Lauderdale, FL 33304
      Tel: (954) 713-1505, or

      John R. Allison
      Executive Vice President and Chief Financial Officer
      Sun International Hotels Limited
      Coral Towers, Paradise Island, The Bahamas
      Tel: (242) 363-3000

As you read the documents listed in section 16, you may find some inconsistencies in information from one document to another. Should you find inconsistencies between the documents, or between a document and this offer to exchange, you should rely on the statements made in the most recent document.

The information contained in this offer to exchange about Sun International Hotels Limited should be read together with the information contained in the documents to which we have referred you.

17. FORWARD LOOKING STATEMENTS; MISCELLANEOUS.

This offer to exchange includes "forward-looking statements" that are subject to risks and uncertainties. Forward-looking statements made in connection with this offer do not fall within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. In portions of this offer to exchange, the words "anticipates," "believes," "estimates," "seeks," "expects," "plans," "intends" and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, and have based these expectations on our beliefs as well as assumptions we have made, such expectations may prove to be incorrect. Important factors that could cause actual results to differ materially from such expectations are disclosed in our Annual Report on Form 20-F for the fiscal year ended December 31, 2000, as well as the following factors:

      o     development and construction activities;

      o     dependence on existing management;

      o leverage and debt service, including sensitivity to fluctuations in interest rates;

      o domestic or international economic conditions, including the impact of recent terrorist activities and sensitivity to fluctuations in foreign currencies;

      o     competition and changes in customer demand;

      o ability to achieve certain cost savings, assets sales and revenue enhancements;

      o changes or uncertainties in federal or state laws or the administration of such laws;

      o changes or uncertainties in gaming laws or regulations, including legalization of gaming in certain jurisdictions; and

      o any requirement to apply for licenses and approvals under applicable laws, including gaming laws, on our part or on the part of our suppliers.

If at any time, we become aware of any jurisdiction where the making of this offer violates the law, we will make a good faith effort to comply with the law. If, we cannot comply with the law, the offer will not be made to, nor will exchanges be accepted from or on behalf of, the option holders residing in that jurisdiction.

Our board of directors recognizes that the decision to accept or reject this offer is an individual one that should be based on a variety of factors and you should consult your personal advisors if you have questions about your financial or tax situation. The information about this offer from us is limited to this document, the related cover letter and summary of terms and the tender offer statement on Schedule TO.

May 24, 2002

                                   SCHEDULE A
                       INFORMATION ABOUT THE DIRECTORS AND
             EXECUTIVE OFFICERS OF SUN INTERNATIONAL HOTELS LIMITED

The following table sets forth, as of May 23, 2002, the name, age and position of each of our directors and executive officers. Executive officers are elected by and serve at the pleasure of the Board of Directors. The address for each director and officer for purposes of the offer is c/o SUN INTERNATIONAL HOTELS LIMITED, Coral Towers, Paradise Island, The Bahamas.

Name                       Position
----                       --------

Soloman Kerzner            Director, Chairman and Chief Executive Officer
Howard B. Kerzner          President
Charles D. Adamo           Executive Vice-President--Corporate Development
John R. Allison            Executive Vice-President--Chief Financial Officer
Heinrich von Rantzau       Director
Peter Buckley              Director
Howard Marks               Director
Eric Siegel                Director

SOLOMON KERZNER, CHAIRMAN AND CHIEF EXECUTIVE OFFICER: Mr. Kerzner has been our Chairman and Chief Executive Officer since October 1993 and from October 1993 to June 1996 he served as our President. Mr. Kerzner is the Chairman of World Leisure Group Limited, a British Virgin Islands corporation, which owns approximately 15% of our shares and has the right to vote an additional 10% of our shares. Mr. Kerzner is one of the visionary leaders of the resort and gaming industries. Prior to founding Sun International, Mr. Kerzner pioneered the concept of an entertainment and gaming destination resort designed and managed to appeal to multiple market segments by developing Sun City, located near Johannesburg, South Africa. Sun City features four hotels with approximately 1,300 rooms, an entertainment center that includes a 6,000-seat indoor superbowl, a 46-acre man-made lake for watersports and approximately 55,000 square feet of gaming space. In 1992, Sun City was expanded to include The Lost City, a themed resort which features a 350-room luxury hotel and a man-made jungle in which over one million trees were transplanted. Mr. Kerzner has been responsible for the development of 21 hotels and founded both of southern Africa's largest hotel groups, Southern Sun Hotels and Sun International South Africa. We do not have any interest in any of the southern African properties developed by Mr. Kerzner. Mr. Kerzner is the father of Mr. Howard B. Kerzner.

HOWARD B. KERZNER, PRESIDENT: Mr. Kerzner joined Sun International in May 1995 as Executive Vice President-Corporate Development and has been President since June 1996. Prior to that time, he was Director-Corporate Development of SIIL from September 1992. Previously, Mr. Kerzner was an Associate of Lazard Freres & Co. LLC from September 1991. Prior to that Mr. Kerzner worked for the First Boston Corporation. Mr. Kerzner is the son of Mr. Solomon Kerzner.

CHARLES D. ADAMO, EXECUTIVE VICE PRESIDENT-CORPORATE DEVELOPMENT & GENERAL
COUNSEL: Mr. Adamo joined Sun International in May 1995 as General Counsel and has been responsible for corporate development since January 1997. Prior to that time, he was Group Legal Advisor of SIIL from September 1994. Previously, Mr. Adamo was engaged in the practice of law at the firm of Cravath, Swaine & Moore in New York from 1986. Mr. Adamo is admitted to the bar in the State of New York.

JOHN R. ALLISON, EXECUTIVE VICE PRESIDENT-CHIEF FINANCIAL OFFICER: Mr. Allison joined Sun International in May 1995 as Chief Financial Officer. Mr. Allison joined SIIL in March 1994 as Group Financial Director. From December 1987 until February 1994, Mr. Allison was Financial Director of Sun International Inc., a resort and management holding company with interests in approximately 27 54 hotels in southern Africa. Prior to that time, he was the Group Financial Director of Kimberly-Clark (South Africa) Limited for four years. He is a fellow of the Institute of Chartered Accountants in England and Wales and a member of the South African Institute of Chartered Accountants.


                                      -A-1-

PETER N. BUCKLEY, DIRECTOR: Mr. Buckley has been a Director since April 1994. Mr. Buckley is Chairman and Chief Executive Officer of Caledonia. In 1994 he was appointed Chairman of Caledonia having been Deputy Chairman and Chief Executive since 1987. He is also Chairman of English & Scottish Investors PLC and Bristow Helicopter Group Limited. He is a non-executive Director of Close Brothers Group plc, Offshore Logistics, Inc. (a NASDAQ listed company) and The Telegraph PLC.

HOWARD S. MARKS, DIRECTOR: Mr. Marks has been a Director since April 1994. Mr. Marks is Chairman of Oaktree Capital Management, LLC, which manages funds in excess of $20 billion for institutional investors. Previously, Mr. Marks was employed by The TCW Group, Inc. where he became Chief Investment Officer for Domestic Fixed Income and President of its largest affiliate, TCW Asset Management Company.

ERIC B. SIEGEL, DIRECTOR: Mr. Siegel has been a Director since April 1994. Mr. Siegel is a retired limited partner of Apollo Advisors, L.P. Mr. Siegel is also a Director and member of the executive committee of El Paso Electric Company, a publicly traded utility company.

HEINRICH VON RANTZAU, DIRECTOR: Mr. von Rantzau has been a director since July 2001. Mr. von Rantzau is a principal of CMS and an executive of Deutsche Afrika-Linien GmbH and John T. Euberger GmbH. Mr. von Rantzau is also a member of the Economic Advisory Board of Germanischer Lloyd and a Director of UK P&I Club.


                                      -A-2-